Carbon Counts Tech PBC (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Carbon Counts Tech PBC

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 17, 2023

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,820,449	1,014,801
Prepaid Expenses	229,411	183
Total Current Assets	3,049,860	1,014,984
Non-current Assets		
Computers, net of Accumulated Depreciation	16,726	15,294
Total Non-Current Assets	16,726	15,294
TOTAL ASSETS	3,066,587	1,030,278
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	37,001	16,327
Accrued Expenses	54,290	54,338
Total Current Liabilities	91,291	70,664
Long-term Liabilities		
Future Equity Obligations	7,010,000	2,500,000
Warrants to Purchase Future Tokens	2,500	-
Total Long-Term Liabilities	7,012,500	2,500,000
TOTAL LIABILITIES	7,103,791	2,570,664
EQUITY		
Accumulated Other Comprehensive Income	60,124	7,337
Accumulated Deficit	(4,097,328)	(1,547,724)
Total Equity	(4,037,204)	(1,540,387)
TOTAL LIABILITIES AND EQUITY	3,066,587	1,030,278

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	**$ Amount**			
Beginning Balance at 1/1/2021	6,000,000	-	-	(150,279)	(150,279)
Issuance of Common Stock	1,374,499	-	-	-	-
Foreign Exchange Gain	-	-	7,337	-	7,337
Net Income (Loss)	-	-	-	(1,397,445)	(1,397,445)
Ending Balance 12/31/2021	7,374,499	-	7,337	(1,547,724)	(1,540,387)
Issuance of Common Stock	339,500	-	-	-	-
Foreign Exchange Gain	-	-	52,787	-	52,787
Net Income (Loss)	-	-	-	(2,549,604)	(2,549,604)
Ending Balance 12/31/2022	7,713,999	-	60,124	(4,097,328)	(4,037,204)

Consolidated Statement of Operations

| | Year Ended December 31, | |
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	77,529	9,953
General and Administrative	2,803,803	1,396,415
Depreciation	9,699	3,495
Total Operating Expenses	2,891,031	1,409,864
Operating Income (loss)	(2,891,031)	(1,409,864)
Other Income		
Interest Income	42,381	12,418
R&D Tax Credit	299,047	-
Total Other Income	341,427	12,418
Earnings Before Income Taxes	(2,549,604)	(1,397,445)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,549,604)	(1,397,445)
Other Comprehensive Income (loss)	52,787	7,337
Comprehensive Income (loss)	(2,496,817)	(1,390,108)

Consolidated Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(2,549,604)	(1,397,445)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	9,699	3,495
Accounts Payable and Accrued Expenses	20,626	(50,888)
Prepaids	(229,228)	(183)
Other	2,500	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(196,402)	(47,576)
Net Cash provided by (used in) Operating Activities	(2,746,006)	(1,445,021)
INVESTING ACTIVITIES		
Computers	(11,131)	(18,790)
Net Cash provided by (used by) Investing Activities	(11,131)	(18,790)
FINANCING ACTIVITIES		
Issuance of Future Equity Obligations	4,510,000	1,650,000
Net Cash provided by (used in) Financing Activities	4,510,000	1,650,000
Cash at the beginning of period	1,014,801	821,274
Net Cash increase (decrease) for period	1,752,862	186,190
Foreign Exchange Gain	52,787	7,337
Cash at end of period	2,820,449	1,014,801

Carbon Counts Tech PBC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Carbon Counts Tech PBC ("the Company") was formed in Delaware on July 24th, 2020. The Company plans to earn revenue using a mobile gaming app where in-app purchases are made possible and advertising is displayed to players. Furthermore, the platform will enable players, companies, and other games to plant trees to reforest the planet.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Carbon Counts Tech PBC Canada ULC an entity operating out of Canada. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2022 and 2021, the Company reported a gain of $188,641 and a loss of ($19,967) respectively, in earnings/(losses) from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2022 and 2021, respectively. Net assets of foreign operations were 304,168 and $12,770 at December 31, 2022 and 2021, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $7,337 and $52,787 in 2021 and 2022, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2021 and 2022, and are included in other expense in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computers	3	29,921	(13,195)	-	16,726
Grand Total	**-**	**29,921**	**(13,195)**	**-**	**16,726**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Prepaid Expenses

The Company had prepaid expenses of $229,411 as of December 31st, 2022, primarily consisting of prepaid taxes of $183,738.

Accrued Expenses

The Company had accrued expenses of $54,290 as of December 31st, 2022, primarily consisting of payroll liabilities of $47,935.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	2,937,500	$-
Granted	1,349,499	$-
Vested	(963,184)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	3,323,815	$-
Granted	339,500	$-
Vested	(1,266,541)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	2,396,774	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible. The Company entered into 5 agreements each with a purchase price of $500 totaling $2,500 as of December 31st, 2022. The agreements provide the investor with the right to purchase tokens any time prior to the expiration date in 2032. The warrants exercise price with respect to any token is the following: (a) with respect to the initial exercise, the lesser of (i) $1,000 (in the aggregate, to purchase that number of tokens for which the investor initially exercises the warrant), and (ii) the Pre-Launch Valuation per token multiplied by that number of tokens for which investor initially exercises this warrant, and (b) with respect to each subsequent exercise, the lesser of (i) $500 (in the aggregate, to purchase that number of tokens for which investor exercises this warrant) and (ii) the Pre-Launch Valuation per token multiplied by that number of tokens for which investor exercises this warrant.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, Massachusetts, New York, and New York City. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount, in 2021, and a 15% discount in 2022. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered into were 7.5M in 2021 and 28M in 2022.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 7,713,999 shares were outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2023, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $890,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered into in 2023 was 28M.

Throughout 2023, the Company issued 35,000 stock options.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.